EXHIBIT 99.1

Caledonia Mining Corporation Plc: Purchase of Securities by Non-Executive Director

ST HELIER, Jersey, Sept. 14, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it has received notice that on September 12, 2023, Mr Johan Holtzhausen, a Non-Executive Director of the Company, had purchased 1,200 depositary interests of the Company representing the same number of common shares of no par value in the Company at a price per depositary interest of GBP7.95.

Following this transaction, Mr Holtzhausen has an interest in 23,250 shares in the Company representing approximately 0.12% of the issued share capital of Caledonia. Further details of the transaction are set out below.

Change of Name of Nominated Adviser

The Company also announces that its Nominated Adviser and Joint Broker has changed its name to Cavendish Securities plc following completion of its own corporate merger.

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Securities plc (Nomad and Joint Broker)
Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 (0)20 7220 0500

Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK)
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America)
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johan Holtzhausen,
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Prices(s)	Volume(s)
		GBP7.95	1,200
d)	Aggregated information

	- Aggregated volume	1,200

	- Price	GBP7.95 each

e)	Date of the transaction	12 September 2023
f)	Place of the transaction	Market order transacted off exchange (XOFF)